Filed pursuant to Rule 433
Registration No. 333-156319
November 9, 2009

PRICING TERM SHEET

Underwriting Agreement dated November 9, 2009

Issuer:	Public Service Company of Oklahoma
Designation:	Senior Notes, Series H, due 2019
Principal Amount:	$250,000,000
Maturity Date:	December 1, 2019
Coupon:	5.15%
Interest Payment Dates:	June 1, December 1
First Interest Payment Date:	June 1, 2010
Treasury Benchmark:	3.625% due August 15, 2019
Treasury Price:	101-4+
Treasury Yield:	3.486%
Reoffer Spread:	T+170 basis points
Yield to Maturity:	5.186%
Price to Public:	99.717% of the principal amount thereof
Transaction Date:	November 9, 2009
Settlement Date:	November 13, 2009 (T+3)
Redemption Terms:	At any time at a discount rate of the Treasury Rate plus 25 basis points
Minimum Denominations:	$1,000 and integral multiples thereof
CUSIP:	744533 BK5
Joint Book-Running Managers: Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. BBVA Securities Inc. Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc.
Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings Ltd.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, or Citigroup Global Markets Inc. toll free at 1-877-858-5407.